SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
SPUR RANCH, INC. (Name of Issuer)
Common Stock, $0.001 Par Value Per Share 23,206,101 Shares Outstanding (Title of Class of Securities)
852135102 (CUSIP Number)
Jeremy Stobie 500 N. Capital of Texas Highway Bldg. 3, Suite 100 Austin, Texas 78746 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 30, 2010 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
[   ] Box not checked

CUSIP No. 852135102
1. Names of reporting persons: Jeremy Stobie IRS Identification Nos. of above persons (entities only): not applicable
2. Check the appropriate box if a Member of a Group (a) [ ] Box not checked (b) [ ] Box not checked

3. SEC Use Only
4. Source of Funds: Other – “OO”
5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ] Box not checked
6. Citizenship: USA
Number of shares beneficially owned by each Reporting Person with:	7. Sole voting power:	2,750,000
	8. Shared voting power	0 shares
	9. Sole dispositive power:	2,750,000
	10. Shared dispositive power:	0 shares
11. Aggregate amount beneficially owned by each Reporting Person: 2,750,000 shares
12. Check if the aggregate amount in row 11 excludes certain shares [ ] Box not checked
13. Percent of class represented by amount in row 11: 24.69%
14. Type of reporting person: Individual – “IN”

Item 1.  Security and Issuer

Common Stock
Spur Ranch, Inc.
500 N. Capital of Texas Highway
Bldg. 3, Suite 100
Austin, Texas 78746
512.355.1077

Item 2.  Identity and Background

(a)           Jeremy Stobie

(b)           500 N. Capital of Texas Highway
Bldg. 3, Suite 100
Austin, Texas 78746

(c)           Chief Financial Officer of the registrant, Spur Ranch, Inc.

(d)           None

(e)           None

(f)           USA

Item 3.  Source and Amount of Funds or Other Consideration

I have contributed my ownership interests in the rights to develop a series of business concepts and opportunities in exchange for 2,750,000 shares of the registrant’s common stock.  The opportunities include rights and concepts for the development of real estate, and real estate related to equestrian communities as well as equestrian and polo related media, events, technologies and game development.  They include rights to use the brand, “Spur Ranch,” and related graphic and televised presentations.

Item 4.  Purpose of Transaction

The asset contribution is intended to enable the company to exploit the assets that were contributed.  I do not plan to make material changes in the current management, operations, capitalization or securities of Spur Ranch.

Item 5.  Interest in Securities of the Issuer

I am the Chief Financial Officer and a director of Spur Ranch.  The 2,750,000 shares of common stock I received in the asset contribution transaction constitute my entire ownership interest in the Company.  Spur Ranch had 11,140,075 shares outstanding immediately after the transaction, and therefore I own 24.69% of the common stock of Spur Ranch, calculated pursuant to SEC Rule 13d-1.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None, other than the Asset Contribution Agreement.

Item 7.  Material to be Filed as Exhibits

Exhibit 10.1, Asset Contribution Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 3, 2010	/s/ Jeremy Stobie Jeremy Stobie